Exhibit 99.1

Report in Respect of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of common shares of ARC Resources Ltd. held April 30, 2015 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote. A detailed description of the business of the Meeting is contained in the 2015 Information Circular – Proxy Statement (the “Information Circular”) dated March 12, 2015.

	Description of Matter	Outcome of Vote	Percentage Approval
1.	Ordinary resolution to approve the election of 10 nominees to serve as directors of ARC Resources Ltd. for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular of ARC Resources Ltd.	Resolution approved	John P. Dielwart Fred J. Dyment Timothy J. Hearn James C. Houck Harold M. Kvisle Kathleen M. O'Neill Herbert C. Pinder Jr. William G. Sembo Myron M. Stadnyk Mac H. Van Wielingen	99.46% 90.72% 99.65% 99.91% 99.04% 99.91% 99.58% 99.92% 99.73% 97.84%
2.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants as auditors of ARC Resources Ltd. to hold office until the next annual meeting of shareholders	Resolution approved	99.68%
3.	Ordinary resolution to approve the non-advisory vote on executive compensation, as described in the Information Circular of ARC Resources Ltd.	Resolution approved	97.57%
4.	Ordinary resolution to approve the adoption of a Long Term Restricted Share Award Plan, as described in the Information Circular of ARC Resources Ltd.	Resolution approved	79.20%

The resolutions to approve matters 1, 2, 3 and 4 noted above were conducted by way of ballot.

Dated at Calgary, Alberta this 30th day of April, 2015.

ARC RESOURCES LTD.

Per: (signed) “Grant A. Zawalsky”
Grant A. Zawalsky
Corporate Secretary